SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.1 (the “Issuer”)

(Name of Issuer)

Series B Shares of Common Stock (“Series B Shares”)

(Title of Class of Securities)

40051022

(CUSIP Number)

Julio R. Rodriguez, Jr.

Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 12, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  Translation of Issuer’s Name: Central North Airport Group.

2  No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 4005102 is only for the American Depositary Shares (“ADSs”) representing Series B Shares.

CUSIP No. Not Applicable
1.	Names of Reporting Persons David Martínez
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 57,282,377 Series B Shares[3]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 57,282,377 Series B Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) IN

3  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons Fintech Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 57,282,377 Series B Shares[4]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 57,282,377 Series B Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

4  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons Bagual S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power[5] 57,282,377 Series B Shares[6]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

5  Bagual S.à r.l. owns 19.6% of the capital stock of SETA; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA.

6  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons Grenadier S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power[7] 57,282,377 Series B Shares[8]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

7  Bagual S.à r.l. owns 19.6% of the capital stock of SETA; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA.

8  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons Pequod S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power[9] 57,282,377 Series B Shares[10]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

9  Bagual S.à r.l. owns 19.6% of the capital stock of SETA; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA.

10  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons Harpoon S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power[11] 57,282,377 Series B Shares[12]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

11  Bagual S.à r.l. owns 19.6% of the capital stock of SETA; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA.

12  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons Expanse S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power[13] 57,282,377 Series B Shares[14]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,282,377 Series B Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

13  Bagual S.à r.l. owns 19.6% of the capital stock of SETA; Grenadier S.à r.l. owns 21.5% of the capital stock of SETA; Pequod S.à r.l. owns 21.5% of the capital stock of SETA; Harpoon S.à r.l. owns 20.4% of the capital stock of SETA and Expanse S.à r.l. owns 17.1% of the capital stock of SETA.

14  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

CUSIP No. Not Applicable
1.	Names of Reporting Persons. Servicios de Tecnologia Aeroportuaria, S.A. de C.V.
2.	Check the Appropriate Box if a Member of a Group (see instructions)	(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 57,282,377 Series B Shares[15]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 57,282,377 Series B Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,282,377 Series B Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 14.7% Series B Shares (See Item 5)
14.	Type of Reporting Person (see instructions) HC, CO

15  Includes the power to vote and dispose of 7,516,377 Series B Shares owned by SETA and 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

Item 1.  Security and Issuer

This Amendment No. 8 (the “Eighth Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on November 1, 2007 (the “Schedule 13D”), as subsequently amended, by Empresas ICA, S.A.B. de C.V. (“ICA”), Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”) (as successor in interest to Aeroinvest, S.A. de C.V. (“Aeroinvest”)) and Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”), with respect to the Series B Shares of Common Stock (“Series B Shares”) of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 2. Identity and Background

Item 2 is amended and restated in its entirety as follows:

David Martinez, Fintech Holdings Inc. (“FH”), Bagual S.à r.l. (“Bagual”), Grenadier S.à r.l. (“Grenadier”), Pequod S.à r.l. (“Pequod”), Harpoon S.à r.l. (“Harpoon”), Expanse S.à r.l. (“Expanse”), Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”) (each a “Reporting Person” and together the “Reporting Persons”) are filing this Schedule 13D.

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

David Martinez

David Martínez is the sole shareholder of FH.  David Martinez is a citizen of the United Kingdom and his principal business address is 375 Park Avenue, New York, NY 10152.  The present principal occupation of David Martinez is Chairman of the Board and Special Director of Fintech Advisory Inc. and the principal business address of Fintech Advisory Inc. is 375 Park Avenue, New York, NY 10152.

Fintech Holdings

The purpose of FH is to participate and assist in the investment in securities of sovereign and private entities primarily in emerging markets. The principal place of business of FH is 375 Park Avenue, 38th Floor, New York, NY 10152. FH was incorporated on April 16, 2019 and is wholly owned by David Martinez.  Bagual, Grenadier, Pequod, Harpoon and Expanse are wholly-owned subsidiaries of FH.

Bagual

The purpose of Bagual is to hold investments by FH. The registered office of Bagual is located at 10, rue Mathias Hardt, L-1717 Luxembourg, Grand Duchy of Luxembourg. The telephone number at which Bagual’s principal executive offices can be reached is +352 26 34 36 73.  Bagual, which was formed on November 23, 2017, is a private limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg. Bagual is a wholly-owned subsidiary of FH.

Grenadier

The purpose of Grenadier is to hold investments by FH. The registered office of Grenadier is located at 51, Boulevard Grande Duchesse Charlotte, L-1331 Luxembourg, Grand Duchy of Luxembourg.. The telephone number at which Grenadier principal executive offices can be reached is +352 28 26 39 10.  Grenadier, which was formed on November 23, 2017, is a private limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg. Grenadier is a wholly-owned subsidiary of FH.

Pequod

The purpose of Pequod is to hold investments by FH. The registered office of Pequod is located at 124, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg. The telephone number at which Pequod principal executive offices can be reached is +352 621 889 664. Pequod, which was formed on November 23, 2017, is a private limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg. Pequod is a wholly-owned subsidiary of FH.

Harpoon

The purpose of Harpoon is to hold investments by FH. The registered office of Harpoon is located at 11-13 Boulevard de la Foire, L-1528 Luxembourg, Grand Duchy of Luxembourg. The telephone number at which Harpoon principal executive offices can be reached is +352 26 27 43 1.  Harpoon, which was formed on October 4, 2018, is a private limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg. Harpoon is a wholly-owned subsidiary of FH.

Expanse

The purpose of Expanse is to hold investments by FH. The registered office of Expanse is located at 2c, Rue Nicolas Bové, L-1253 Luxembourg, Grand Duchy of Luxembourg. The telephone number at which Expanse principal executive offices can be reached is +352 27 40 39 32 61.  Expanse, which was formed on December 16, 2019, is a private limited liability company (société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg. Expanse is a wholly-owned subsidiary of FH.

Each of the foregoing persons may be deemed to have the power to vote or to dispose of 100% of the Series B Shares owned by SETA.

Item 4.  Purpose of Transaction

Item 4 is amended by adding the following:

Reorganization

Prior to June 12, 2020 SETA was a wholly-owned subsidiary of ICA Tenedora, S. A. de C.V. (“ICATEN”).  On June 10, 2020, each of Bagual, Grenadier, Pequod, Harpoon and Expanse entered into a Stock Purchase Agreement with ICATEN and in the case of Bagual, a Stock Purchase Agreement with each of ICATEN and ICA Infraestructura, S.A. de. C.V. (a subsidiary of ICATEN), to purchase collectively 100% of the capital stock of SETA.  Harpoon and Expanse each obtained financing from an affiliate which was used to pay the purchase price for the shares to ICATEN, with the balance at Harpoon being paid in cash.  Each of Bagual, Grenadier and Pequod paid cash.  The aggregate purchase price for the SETA shares was 5.47 Mexican pesos per share for 862,703,377 shares.

As a result, David Martinez, FH, Bagual, Grenadier, Pequod, Harpoon, and Expanse may be deemed to have the power to vote or to dispose of, indirectly through SETA, 7,516,377 Series B Shares, or 1.9% of the Issuer’s outstanding capital stock and 100% of the 49,766,000 Series BB shares of the Issuer which represent 12.8% of the Issuer’s outstanding capital stock, and together with the Series B Shares, 14.7% of the Issuer’s outstanding capital stock.

Intentions Relating to the Series B Shares

Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons may in the future acquire Series B Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Series B Shares or the Series BB shares owned by the Reporting Persons in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Persons.

In addition, the Reporting Persons have considered from time to time making a tender offer, in Mexico or globally, for an additional minority interest in the shares of the Issuer, subject to obtaining the requisite regulatory approvals, market conditions and the availability of satisfactory financing, and they may consider such a transaction again.   As of the date of this Eighth Amendment, the Reporting Persons are not proceeding with any tender offer.

Item 5.  Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)-(b) As of the date of this filing, the Reporting Persons have the following direct and indirect beneficial ownership interests in the Series B Shares.

	Directly Owned(1)		Indirectly Owned(1)		Directly and Indirectly Owned(1)
	Number	% of Class	Number	% of Class	Number	% of Class
David Martínez(2)	0	0%	57,282,377	14.7%	57,282,377	14.7%
FH(3)	0	0%	57,282,377	14.7%	57,282,377	14.7%
Bagual(4)	0	0%	57,282,377	14.7%	57,282,377	14.7%
Grenadier(4)	0	0%	57,282,377	14.7%	57,282,377	14.7%
Pequod(4)	0	0%	57,282,377	14.7%	57,282,377	14.7%
Harpoon(4)	0	0%	57,282,377	14.7%	57,282,377	14.7%
Expanse(4)	0	0%	57,282,377	14.7%	57,282,377	14.7%
SETA(5)	57,282,377	14.7%	0	0%	57,282,377	14.7%

(1) All percentages are based on 390,111,556 Series B Shares outstanding, as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 30, 2020, which is currently comprised of 340,345,556 Series B Shares outstanding plus 49,766,000 Series BB shares owned by SETA that SETA is entitled to convert into Series B Shares solely upon their disposition to a third party.

(2) David Martínez is the sole shareholder of FH.  Bagual, Grenadier, Pequod, Harpoon and Expanse are wholly owned subsidiaries of FH and collectively own 100% of the capital stock of SETA.  Consequently, David Martínez may be deemed to have the power to vote or to dispose of all Series B Shares directly owned by SETA.

(3) SETA is a wholly-owned indirect subsidiary of FH.  Consequently, FH may be deemed to have the power to vote or to dispose of all Series B Shares directly owned by SETA.

(4) Bagual, Grenadier, Pequod, Harpoon, and Expanse collectively own 100% of the capital stock of SETA.  Consequently, Bagual, Grenadier, Pequod, Harpoon, and Expanse may be deemed to collectively and indirectly have the power to vote or to dispose of own all Series B Shares directly owned by SETA.  The shares directly owned by SETA are considered shared as to voting and dispositive power because 19.7% of the capital stock of SETA is owned by Bagual, 21.5% is owned by Grenadier, 21.5% is owned by Pequod, 20.4% is owned by Harpoon and 17.1% is owned by Expanse.

(5) Includes the power to vote and dispose of 49,766,000 Series BB shares owned by SETA, which it is entitled to convert into Series B Shares solely upon their disposition to a third party.

SETA has the sole power to vote and dispose of 7,516,377 Series B Shares and 49,766,000 Series BB shares that SETA is entitled to convert into Series B Shares (solely upon their disposition to a third party), representing 14.7% of the shares of the Issuer (the “SETA-Owned Series B Shares”).

Bagual, Grenadier, Pequod, Harpoon, and Expanse collectively exercise their rights over the SETA-Owned Series B Shares indirectly through SETA.  FH exercises its rights over the SETA-Owned Series B Shares indirectly through Bagual, Grenadier, Pequod, Harpoon, Expanse and SETA.  David Martínez exercises his rights over the SETA-Owned Series B Shares indirectly through FH, Bagual, Grenadier, Pequod, Harpoon, Expanse and SETA.

(c) No transactions in Series B Shares were effected by the Reporting Persons during the 60 day period ended September 14, 2020.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than as described in Item 4 above, which is incorporated herein by reference, and in the agreements attached as exhibits hereto, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit Number	Description

8	Stock Purchase Agreement dated as of June 10, 2020 among ICA Tenedora, S.A. de C.V.; ICA Infraestructura, S.A. de C.V. and Bagual S.à r.l.

9	Stock Purchase Agreement dated as of June 10, 2020 between ICA Tenedora, S.A. de C.V. and Grenadier S.à r.l.

10	Stock Purchase Agreement dated as of June 10, 2020 between ICA Tenedora, S.A. de C.V. and Pequod S.à r.l.

11	Stock Purchase Agreement dated as of June 10, 2020 between ICA Tenedora, S.A. de C.V. and Harpoon S.à r.l.

12	Stock Purchase Agreement dated as of June 10, 2020 between ICA Tenedora, S.A. de C.V. and Expanse S.à r.l.

13	Loan Agreement dated as of June 12, 2020 between Fintech Investments Ltd. and Expanse S.à r.l.

14	Loan Agreement dated as of June 12, 2020 between Fintech Investments Ltd. and Harpoon S.à r.l.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2020

DAVID MARTÍNEZ

By:	/s/ David Martínez

FINTECH HOLDINGS INC.

By:	/s/ David Martínez
Name: David Martínez
Title: Authorized Person

BAGUAL S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

GRENADIER S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

PEQUOD S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

HARPOON S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

EXPANSE S.À R.L.

By:	/s/ Julio Rafael Rodriguez, Jr.
Name: Julio Rafael Rodriguez, Jr.
Title: Authorized Person

SERVICIOS DE TECNOLOGÍA AEROPORTUARIA S.A. DE C.V.

By:	/s/ Christian Whamond
Name: Christian Whamond
Title: Authorized Person